Exhibit 4.3

AMENDMENT NO. 2 TO THE

AMENDED AND RESTATED LIGHTPATH TECHNOLOGIES, INC.

OMNIBUS INCENTIVE PLAN

December 6, 2005

The Amended and Restated LightPath Technologies, Inc. Omnibus Incentive Plan (the “Plan”) is hereby amended as follows:

1. Section 3(e) of the Plan is hereby amended by inserted the following at the end of such section:

“To the extent the Board considers it desirable to comply with Rule 16b-3 promulgated by the Securities and Exchange Commission or to meet the performance-based exception from the deductibility limitation of Section 162(m) of the Code, the Committee shall consist of two or more directors of the Company, all of whom qualify as “outside directors’ within the meaning of Section 162(m) of the Code and as “non-employee directors” under Rule 16b-3.”

2. Section 3(ee) of the Plan is hereby deleted in its entirety and, in lieu thereof, there is substituted the following:

“Subsidiary” means any corporation (other than the Company) in an unbroken chain of corporations beginning with the Company if, at the time of granting of an Award, each of the corporations other than the last corporation in the unbroken chain owns stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in such chain.”

3. Section 6 of the Plan is hereby amended by inserting the following after the first sentence of such section:

“Any or all of such shares authorized for issuance under the Plan may be issued pursuant to Incentive Stock Options. During any calendar year no Participant may be granted Awards (other than Awards that cannot be satisfied in Common Stock) with respect to more than 500,000 shares of Common Stock.”

This Amendment No. 2 to the Amended and Restated LightPath Technologies, Inc. Omnibus Incentive Plan was adopted by the Board of Directors of LightPath Technologies, Inc. in accordance with Section 17(a) of the Plan on and effective as of December 6, 2004.